

May 11, 2010

William O'Neill
President and Chief Executive Officer
Odenza Corp.
1802 North Carson Street, Suite 108
Carson City, Nevada 89701

>   **Re: Odenza Corp.**
>   **Form S-1**
>   **Filed April 15, 2010**
>   **File No. 333-166076**

Dear Mr. O'Neill:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-1</u>

1.   Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

Our Company, page 4

2.   Disclose the expiration date of the option agreement.

3.   Here you state that the net proceeds of the offering will be spent on the option to acquire an interest in the Island Project Lake Austin. However, we note that this is a registration of securities for resale by certain selling security holders and that you have stated that you will not receive any of the proceeds from the sale of these shares. Please clarify.

Risk Factors, page 6

4.   Given your current cash resources and the challenges you have indicated about raising additional funds, provide a risk factor that specifically addresses the risk that you may not be able to pay the exercise price for the Mineral Property Option Agreement.

Selling Security Holders, page 12

5.   We note that you have listed the names of 28 selling shareholders who own 40,000 shares each. However, you state that the total of the shares being offered is 1,160,000 which differs from our calculations. Please revise as necessary and identify all selling shareholders.

Description of Securities, page 15

6.   Please provide the information required by Item 202 of Regulation S-K.

In General, page 16

7.   Please disclose if you have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity in the near future.

Potential Acquisition of the Island Project Lake Austin, page 16

8.   We note that the time period for objections to the granting of the prospecting license has expired. Please update your disclosure on the status of the license application.

Description of Property, page 17

9.   Please clarify, if true, that Victor Caruso is the third-party with whom you have entered into the option agreement as mentioned on page 6.

10.   We note your reference to "the recommended three phases described above."
        Please provide disclosure regarding these "three phases."

Property History, page 19

11.   We note your disclosure in this section regarding the Golconda and Island Eureka
        mines and various mining activities conducted since the 1890's. Clarify whether
        these activities took place on the property to which your option agreement
        applies. Please remove references to nearby mineral properties and prior
        exploration activities that have been undertaken in the general area of your
        property, which may lead investors to infer that your property has commercial
        mineralization because of its proximity to these areas. Focus the disclosure on
        your mineral claim.

Regional Geology, page 19

12.   Clarify whether the term "Project Area" refers to your mineral claim, or explain
        where your mineral claim is located in reference to the Project Area.

Holders, page 26

13.   We note your statement that "The selling stockholders are offering hereby up to
        1,160,000 shares of common stock at an *exercise* price of $0.10 per share
        [emphasis added]." Please explain what is meant by "exercise" price, or revise to
        remove the reference to an "exercise" price.

Management's Discussion and Analysis, page 27

14.   You state on page 27 that total expenditures over the next 12 months are expected
        to be approximately $210,508, and your financial statements reflect that you had
        $31,284 cash on hand at January 31, 2010. Your liquidity and capital resources
        section states that you have enough cash on hand to complete your plans for the
        next 12 months, but it appears that you do not. Please revise your liquidity and
        capital resources section to explain how you intend to raise the additional
        $179,224.

15.   Please expand your discussion regarding your plan of operation. Identify and
        quantify the various expenditures that comprise your total expected expenditures
        of $210,508 over the next 12 months.

16.   We note that you refer to "various claims." Please provide details regarding the
        plans you have to "locate, investigate and possibly acquire rights to mine various
        claims." State whether you have rights to any properties other than the Island
        Project Lake Austin.

Financial Statements, page F-3

17.   Please revise your financial statements to include the label "An exploration stage company" rather than "a development stage company" and revise your footnote disclosure to change this terminology in order to avoid investor confusion concerning the unique implications of the term "development stage" in the extractive industries.

Undertakings, page II-2

18.   We note that the language in your Undertakings differs somewhat from the language required by Item 512 of Regulation S-K. Please ensure that you conform the language in your filing to the requirements of Item 512.

Exhibits

19.   Please file the Mineral Property Option Agreement mentioned on page 4 as an exhibit.

20.   We note that you reference a geological report on page 16 that was prepared by Gregory Curnow, Professional Geologist. Please provide as an exhibit, a written consent from this person and any other experts whose name is cited, and/or whose work is incorporated into your document to comply with Item 601(b)(23) of Regulation S-K. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Suying Li at (202) 551-3335 or Sandra Eisen at (202) 551-3864 if you have questions regarding the accounting comments. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Thomas E. Puzzo
        via facsimile: (206) 206-0111